601 Lexington Avenue

New York, New York 10022

(212) 446-4800 www.kirkland.com September 6, 2013	Facsimile: (212) 446-4900

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

    Attention: Mr. Larry Spirgel

Re:	Nexstar Broadcasting, Inc.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-190283
Filed July 31, 2013

Dear Mr. Spirgel:

This letter is being furnished on behalf of Nexstar Broadcasting, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2013 to Perry Sook, President and Chief Executive Officer of the Company, with respect to the Registration Statement on Form S-4 (File No. 333-190283) (the “Registration Statement”) filed with the Commission by the Company on July 31, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Forward-looking Statements, page 18

1.	Please delete all reference to the safe harbors under Section 27A(a)(1) of the 1933 Securities Act and Section 21E(a)(1) of the Exchange Act. They are inapplicable in the context of a tender offer.

Response: The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has removed all references to the safe harbors under Section 27A(a)(1) of the 1933 Securities Act and Section 21E(a)(1) of the Exchange Act from the Registration Statement.

Incorporation of Certain Information by Reference, page 90

2.	Update to include the Form 8-K of Nexstar Broadcasting Group, Inc. filed on November 19, 2012.

Response: The Company hereby advises the Staff that the Registration Statement has been updated to incorporate by reference the Form 8-K of Nexstar Broadcasting Group, Inc. filed on November 19, 2012.

*        *        *         *

U.S. Securities and Exchange Commission

Division of Corporation Finance

Please note that the Company will furnish a letter at the time they request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4844 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Jason K. Zachary
KIRKLAND & ELLIS LLP

Cc:	Perry Sook, President and Chief Executive Officer
Nexstar Broadcasting, Inc.

Thomas E. Carter, Chief Financial Officer

Nexstar Broadcasting, Inc.